Exhibit 99.1

ABN 53 075 582 740

BIONOMICS LIMITED

Half-Year Report – 31 December 2023

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2023.

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Exhibit 99.1

BIONOMICS LIMITED

Directors’ Report

Directors present their report on the consolidated entity (the Group) consisting of Bionomics Limited (the Company) and the entities it controlled at the end of, or during, the half-year that ended 31 December 2023. To comply with the provisions of the Corporations Act 2001, the Directors' report is as follows:

Directors

The names of the Directors of the Company during or since the end of the half-year:

•
Mr Alan Fisher, Non-Executive Chair
•
Mr David Wilson, Non-Executive Director
•
Dr Jane Ryan, Non-Executive Director
•
Mr Aaron Weaver, Non-Executive Director
•
Dr Miles Davies, Non-Executive Director
•
Dr Errol De Souza, Non-Executive Director resigned 30 November 2023
•
Dr Spyridon Papapetropoulos, President and Chief Executive Officer

Principal Activities

The group's principal activities during the period include developing novel drug candidates focused on treating central nervous system disorders (CNS).

Dividends

The Directors do not propose any recommendation for dividends for the current financial year.

REVIEW OF OPERATING RESULTS

Cash during the half-year to 31 December 2023, decreased by $3,383,992 to $14,866,263 at 31 December 2023, from $18,250,255 at 30 June 2023. The decrease is due to net decrease in cash from activities during the half-year ended 31 December 2023 of $3,015,862 and a foreign exchange loss from the effects of exchange rate changes on the balance of cash held in foreign currencies at 31 December 2023 of $368,130. The net decrease in cash from activities is due to the following:

•
net cash used in operating activities of $14,306,762 due to payments to suppliers and employees of $14,920,162 and payments for finance costs of $14,159, offset by the receipt of research & development tax incentive of $627,559.

Offset by

•
net cash inflows from investing activities of $213,827 due to interest income received; and
•
net cash inflows from financing activities of $11,077,073, due to net proceeds from share issues of $10,020,033, proceeds from other borrowings of $1,141,815 offset by principal element of lease payments of $84,775.

The operating loss after tax for the half-year ended 31 December 2023 decreased to $15,368,459, compared to $16,207,967 for the half-year ended 31 December 2022, primarily as a result of:

•
Interest income for the half-year increased by $24,076 to $216,346, compared to $192,270 for the previous half-year. The increase is primarily due to an increase in interest rates.
•
Other income for the half-year increased by $12,375 to $145,159, compared to $132,784 for the previous half-year. The increase is primarily due to an increase in the Australian

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Exhibit 99.1

Government research and development tax incentive income for the half-year, compared to the previous half-year.
•
Other gains and (losses) for the half-year decreased by $892,597 to a net loss of $(478,155), compared to a net gain of $414,442 for the previous half-year. The decrease is primarily due to:
o
a decrease in net realised and unrealised foreign currency gain/(loss) of $1,013,594 to a net loss $(559,645), compared to a net gain of $453,949 for the previous half-year.

Offset by:

o
an increase in net gain/(loss) arising on changes in fair value of contingent consideration of $120,997 to a gain of $81,490, compared to a net loss of $(39,507) for the previous half-year.

•
Research and development expenses for the half-year decreased by $3,030,397 to $7,729,756, compared to $10,760,153 for the previous half-year, as a result of only one clinical trial (ATTUNE Phase 2b PTSD clinical trial), compared to two clinical trials during the previous half-year (ATTUNE Phase 2b PTSD and PREVAIL Phase 2a clinical trials).

•
Administrative expenses for the half-year increased by $1,963,642 to $6,044,654, compared to $4,081,012 for the previous half-year, primarily due to:

o
an increase in costs for new activities:
▪
ASX delisting, which occurred on close of business 28 August 2023, Bionomics is now only listed on NASDAQ;
▪
a share issue that did not occur; and
▪
current fund-raising activities that have not been finalised.
o
an increase in staff expenses following the appointment of the CEO from 5 January 2023 and pay increases for staff effective 1 July 2023;
o
an increase in use of consultants as activities have increased;
o
an increase in investor relation fees, due to an increase in investor relation activities; and
o
an increase in employee share-based payment expenses related to the amortisation of fair value of share options over their vesting period.

Offset by:

o
a decrease in Director fees due to a change in positions for Dr Errol De Souza, as a result of the appointment of the new CEO on 5 January 2023 from Executive Chairman to Non-Executive Director;
o
a decrease in staff recruiting costs as there have been no staff recruited during the six months ended 31 December 2023; and
o
a decrease in accounting fees for assistance with the US 20-f financial statements, as the filing during October 2023 was the Company’s second filing.

•
Compliance expenses decreased by $629,381 to $1,454,552 compared to $2,083,933 for the previous half-year, primarily due to:
o
a decrease in D&O insurance as a result of a decrease in the annual premium;
o
a decrease in ASX fees, as a result of delisting from the ASX; and

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Exhibit 99.1

Offset by

o
an increase in audit fees.

REVIEW OF OPERATIONS

Bionomics is a clinical-stage biotechnology company developing novel, allosteric, and orthosteric ion channel modulators designed to transform the lives of patients suffering from serious CNS disorders with high unmet medical need.

Ion Channel Expertise to Drive Growth

Ion channels serve as essential mediators of physiological function in the CNS, and the modulation of ion channels influences neurotransmission that affects downstream signaling in the brain. The α7 nicotinic acetylcholine ("nACh") receptor ("α7 receptor") is an ion channel that plays an important role in modulating emotional responses and cognitive performance. Utilising our expertise in ion channel biology and translational medicine, we are developing orally active small molecule negative allosteric modulators ("NAMs") and positive allosteric modulators ("PAMs") of the α7 receptor to treat anxiety-related disorders and cognitive dysfunction disorders, respectively. Bionomics' CNS pipeline also includes preclinical assets that target Kv3.1/3.2 and Nav1.7/1.8 ion channels and the 2nd generation α7 receptor NAM program. The Company is seeking funding and strategic partners to advance its preclinical assets.

BNC210 Proprietary Pipeline Expansion and Continued Development

Bionomics is advancing its lead product candidate, BNC210, an oral, proprietary selective NAM of the α7 receptor for the acute treatment of SAD and chronic treatment of PTSD.

In December 2022, the Company completed its Phase 2 PREVAIL Study (NCT05193409) to evaluate BNC210 for the acute treatment of SAD. The PREVAIL Study was a randomised, double-blind, placebo-controlled, multi-centre Phase 2 clinical trial with a single dose treatment in 151 adult patients with SAD. The PREVAIL Study topline data were reported on 19 December 2022. The Company believes that the PREVAIL data will support the progression of BNC210 into Phase 3. On 13 September 2023, an End-of-Phase 2 meeting was held with the US Food and Drug Administration (FDA) to review results from the PREVAIL Study and to obtain feedback on a proposed Phase 3 registrational program that would support the submission of a new drug application (“NDA”) for BNC210 for the treatment of SAD. Following what the company believes was a successful End-of-Phase 2 meeting and the written comments received by the FDA following the meeting, the Company is planning to initiate a Phase 3 study in SAD during the quarter ending 31 March 2024 contingent upon securing funds to execute on the program.

On 27 September 2023, the company also announced the results of ATTUNE study which was a double-blind, placebo-controlled Phase 2b trial conducted in a total of 34 sites in the United States and the United Kingdom, with 212 enrolled patients, randomised 1:1 to receive either twice daily 900 mg BNC210 as a monotherapy (n=106) or placebo (n=106) for 12 weeks. The trial met its primary endpoint of change in Clinician-Administered PTSD Scale for DSM-5 (CAPS-5) total symptom severity score from baseline to Week 12 (p=0.048). A statistically significant change in CAPS-5 score was also observed at Week 4 (p=0.016) and at Week 8 (p=0.015).

Treatment with BNC210 also showed statistically significant improvement both in clinician-administered and patient self-reporting in two of the secondary endpoints of the trial. Specifically, BNC210 led to significant improvements at Week 12 in depressive symptoms (p=0.041) and sleep (p=0.039) as measured by Montgomery-Åsberg Depression Rating Scale (MADRS) and Insomnia Severity Index (ISI), respectively. BNC210 also showed signals and trends across visits in the other secondary endpoints including the clinician and patient global impression - symptom severity (CGI-S, PGI-S) and the Sheehan Disability Scale (SDS).

Treatment with 900 mg twice daily BNC210 had a favourable safety and tolerability profile. The most common (>5% of subjects in each group) reported adverse events, including headache, nausea, and fatigue, which were consistent with previous studies with BNC210. A hepatic enzyme increase was observed in 14 (13.3%) patients treated with BNC210 vs 2 (0.19%) in the placebo group; the

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Exhibit 99.1

abnormal results were not associated with hepatic injury and in most cases were resolved without drug discontinuation. The Company plans to engage with the FDA to discuss the registrational path for BNC210 in PTSD.

The company has also identified several leads for a 2nd generation of an oral, proprietary selective NAM of the α7 receptor. The leads have the potential to offer significant advantages over BNC210 in terms of in vitro potency, in vivo efficacy and solubility with excellent selectivity. With the necessary resources, contingent upon securing funds, we anticipate nominating a development candidate within the next 12-18 months to initiate IND-enabling studies. These 2nd generation compounds, if successful, may enhance the company’s ability for life-cycle management and exclusivity of the α7 receptor program.

Novel Approach in Large Market with Significant Unmet Need

There remains a significant unmet medical need for over 22 million patients in the US alone suffering from SAD and PTSD. Current pharmacological treatments include certain antidepressants and benzodiazepines, and there have been no new FDA-approved therapies in these indications in nearly two decades. These existing treatments have multiple shortcomings, such as a slow onset of action of antidepressants and significant side effects in both classes of drugs. BNC210 has been observed in clinical trials to have a fast onset of action and has demonstrated anti-anxiety and antidepressant effects but without many of the limiting side effects observed with the currently available medications.

Strong Ongoing Collaboration with MSD

The Company's expertise in ion channels and approach to developing allosteric modulators have been validated through its strategic partnership with Merck Sharpe & Dohme ("MSD", known as Merck in the US and Canada) for our α7 receptor PAM program, which targets a receptor that has garnered significant attention for treating cognitive deficits. This partnership enables Bionomics to maximise the value of its ion channel and chemistry platforms and develop transformative medicines for patients suffering from cognitive disorders such as Alzheimer's disease and other CNS conditions.

In 2014 Bionomics entered into an exclusive Research Collaboration and License Agreement with MSD to develop α7 Receptor PAM targeting cognitive dysfunction associated with Alzheimer’s disease and other CNS conditions.

MSD funds all research and clinical development, and worldwide commercialisation of any resulting products. This collaboration generated payments of US$20M upfront and US$10M for a Phase 1 milestone. Bionomics is eligible to receive up to US$465M in additional milestone payments for certain development and commercial milestones plus royalties on net sales of licensed drugs.

The original lead molecule BNC375, a Type I α7 nAChR PAM, showed a robust and sustained dose-dependent efficacy over a broad dose range and across multiple cognitive animal models. MSD has subsequently developed MK-4334, a novel clinical candidate which, in early preclinical studies, has shown improved drug like and pharmacological properties relative to BNC375. In addition to Phase 1 safety, tolerability and clinical pharmacokinetics studies, clinical biomarker studies are ongoing to further evaluate the pharmacological response of α7 nAChR PAMs in humans. In addition to MK-4334 a second molecule that showed an improved potency profile in preclinical animal models was advanced by MSD under this collaboration into Phase 1 clinical trials.

Leveraging the Value of Legacy Oncology Assets

Bionomics continues limited activities to maximise the value of our legacy oncology programs through external funding of clinical development and divestment/out-licensing.

The Company entered an exclusive agreement to license its BNC101 oncology drug candidate to Carina Biotech (Carina) to develop Chimeric Antigen Receptor T cell (CAR-T) therapy, which harnesses the body's immune system to fight cancer. BNC101 is a first-in-class humanised monoclonal antibody to LGR5, which is overexpressed in cancer stem cells within solid tumors and has the potential to guide CAR-T therapeutic development. Under the worldwide exclusive License Agreement, Carina will fund all research and development activities. Bionomics is eligible to receive

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Exhibit 99.1

up to $118 million in clinical and development milestones plus royalty payments if Carina fully develops and markets the new therapy. In the event that Carina sub-licenses the CAR-T treatment, Bionomics is eligible to share in the sub-licensing revenues in early clinical development and receive a substantial double-digit portion of the revenues in the later stages of clinical development. On 24 January 2023, Carina announced that it had received an FDA "Safe to Proceed" Letter for a Phase 1/2a clinical trial of BNC101 CAR-T therapy for the treatment of advanced colorectal cancer. On 25 August 2023, Carina announced that patient screening for their Phase 1/2a study had commenced.

Near-term Outlook

Bionomics remains focused on developing its ongoing clinical programs with BNC210 in SAD and PTSD. Bionomics is currently continuing start-up activities for a Phase 3 study in SAD planned to commence during the quarter ending 31 March 2024 contingent upon securing funds to execute the program. Bionomics is also preparing for regulatory interactions to discuss next steps in the PTSD development program and plans to engage with the FDA in the upcoming months.

Financing Activities

During September 2023 and December 2023 Cantor (who act as the Company’s sales agent) sold under the US ATM Program, 2,533,739 ADSs (456,073,020 ordinary shares) raising gross proceeds of US$7,333,334 ($10,519,012). The net proceeds raised was $10,461,452 after deduction costs associated with the share issue of $965,246.

Since 31 December 2023 and up to the date of this report

•
Cantor, during January 2024, sold under the US ATM Program, 1,257,578 ADSs (226,364,040 ordinary shares) raising gross proceeds of US$1,569,537. Net proceeds received after deducting Cantor’s commission and the ADS issuance fee were US$1,522,450.

The net proceeds of the share issues, along with the existing cash and cash equivalents, are primarily being used to advance BNC210 through to the initiation and completion of the planned Phase 3 study in SAD, the evaluation of next development steps of BNC210 in PTSD, and for working capital for other research and development activities and general corporate purposes. Management continues to evaluate our capital requirements based on assumed activities and forecast expenditures.

Subsequent Events

Details about subsequent events are disclosed in Note 13 to the Half-year Report.

Auditor’s independence declaration

A copy of the auditor's independence declaration, as required under section 307C of the Corporations Act 2001, is set out on page 8.

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Exhibit 99.1

Signed in accordance with a resolution of the directors made pursuant to section 306(3) of the Corporations Act 2001.

On behalf of the directors

Spyridon “Spyros” Papapetropoulos

President, Chief Executive Officer and Director

Dated at Adelaide this 15 March 2024

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Ernst & Young 121 King William Street Adelaide SA 5000 Australia GPO Box 1271 Adelaide SA 5001	Tel: +61 8 8417 1600 Fax: +61 8 8417 1775 ey.com/au

Auditor’s independence declaration to the directors of Bionomics Limited

As lead auditor for the review of the half‑year financial report of Bionomics Limited for the half‑year ended 31 December 2023, I declare to the best of my knowledge and belief, there have been:

a.
No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review;
b.
No contraventions of any applicable code of professional conduct in relation to the review; and
c.
No non-audit services provided that contravene any applicable code of professional conduct in relation to the review.

This declaration is in respect of Bionomics Limited and the entities it controlled during the financial period.

Ernst & Young

Nigel Stevenson

Partner

15 March 2024

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

BIONOMICS LIMITED

Consolidated Statement of Profit or Loss and Other Comprehensive Income

for the half-year ended 31 December 2023

		Half-year ended
	Note	31 Dec 2023	31 Dec 2022
		$	$

Continuing operations
Interest income		216,346	192,270
Other income	2	145,159	132,784
Other gains and (losses)	2	(478,155)	414,442

Expenses
Research and development expenses		(7,729,756)	(10,760,153)
Administration expenses		(6,044,654)	(4,081,012)
Occupancy expenses		(111,936)	(111,149)
Compliance expenses		(1,454,552)	(2,083,933)
Finance expenses	3	(17,546)	(15,139)
(Loss) before tax		(15,475,084)	(16,311,890)

Income tax benefit		106,625	103,933

(Loss) for the period		(15,368,459)	(16,207,967)

Other comprehensive income, net of income tax
Items that may be reclassified subsequently to profit or loss:
(Loss)/Gain on exchange differences from translating foreign operations		(214,434)	199,913

Total comprehensive (Loss) for the period		(15,582,893)	(16,008,054)

(Loss) per share from continuing operations:	Cents	Cents

Basic (loss) per share	(0.9)	(1.2)
Diluted (loss) per share	(0.9)	(1.2)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED

Consolidated Statement of Financial Position

as at 31 December 2023

	Note	31 Dec 2023 $	30 June 2023 $
CURRENT ASSETS

Cash and cash equivalents		14,866,263	18,250,255
Trade and other receivables	5(b)	475,870	14,718
Research and development incentives receivable		145,159	627,559
Prepayments		1,368,711	1,203,214
TOTAL CURRENT ASSETS		16,856,003	20,095,746

NON-CURRENT ASSETS

Property, plant and equipment		3,114	3,804
Right-of-use assets		413,008	498,458
Goodwill		12,948,663	13,084,300
Other intangible assets	12	8,512,766	9,202,594
Other financial assets		119,000	119,000
TOTAL NON-CURRENT ASSETS		21,996,551	22,908,156

TOTAL ASSETS		38,852,554	43,003,902

CURRENT LIABILITIES

Trade and other payables		2,563,168	3,500,487
Lease liabilities		176,669	171,841
Other borrowings	4	1,122,708	-
Provisions		560,588	457,017
TOTAL CURRENT LIABILITIES		4,423,133	4,129,345

NON-CURRENT LIABILITIES

Lease liabilities		272,139	361,742
Provisions		1,872	22,398
Deferred tax liabilities		1,516,630	1,655,369
Contingent consideration	11	3,605,699	3,687,189
TOTAL NON-CURRENT LIABILITIES		5,396,340	5,726,698

TOTAL LIABILITIES		9,819,473	9,856,043

NET ASSETS		29,033,081	33,147,859

EQUITY

Issued capital	5(a)	233,823,665	223,412,662
Reserves		13,835,261	14,505,746
Accumulated losses		(218,625,845)	(204,770,549)
Total equity		29,033,081	33,147,859

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED

Consolidated Statement of Changes in Equity

for the half-year ended 31 December 2023

	Issued Capital	Foreign currency translation reserve	Share- based payments reserve	Accumulated losses	Total
	$	$	$	$	$
Balance 1 July 2022	217,695,759	6,186,333	6,337,264	(173,306,503)	56,912,853
Loss for the period	-	-	-	(16,207,967)	(16,207,967)
Gain on exchange differences from translating foreign operations	-	199,913	-	-	199,913
Total comprehensive income for the period	-	199,913	-	(16,207,967)	(16,008,054)
Share placement as reuslt of US F-1	7,419,235	-	-	-	7,419,235
Cost associated with share issue	(1,613,067)	-	-	-	(1,613,067)
Recognition of share-based payments	-	-	1,008,431	-	1,008,431
Transfer of lapsed share options and warrants	-	-	(285,695)	285,695	-
Balance at 31 December 2022	223,501,927	6,386,246	7,060,000	(189,228,775)	47,719,398

Balance at 1 July 2023	223,412,662	6,646,840	7,858,906	(204,770,549)	33,147,859
Loss for the period	-	-	-	(15,368,459)	(15,368,459)
Gain on exchange differences from translating foreign operations	-	(214,434)	-	-	(214,434)
Total comprehensive income for the period	-	(214,434)	-	(15,368,459)	(15,582,893)
Share issues as result of US ATM	11,426,698	-	-	-	11,426,698
Cost associated with share issues	(1,105,695)	-	-	-	(1,015,695)
Recognition of share-based payments	-	-	1,057,112	-	1,057,112
Transfer of lapsed share options and warrants	-	-	(1,513,163)	1,513,163	-
Balance at 31 December 2023	233,823,665	6,432,406	7,402,855	(218,625,845)	29,033,081

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED

Consolidated Statement of Cash Flows

for the half-year ended 31 December 2023

		Half-year ended
		31 Dec 2023	31 Dec 2022
	Note	$	$

Cash flows from operating activities
Research and development incentives received		627,559	6,719,761
Receipts from customers		-	-
Payments to suppliers and employees		(14,920,162)	15,713,558)
Finance costs paid		(14,159)	(15,139)

Net cash (used in) operating activities		(14,306,762)	(9,008,936)

Cash flows from investing activities Interest received		213,827	191,100

Net cash generated by investing activities		213,827	191,100

Cash flows from financing activities
Proceeds from share issues		10,957,315	7,419,235
Proceeds from other borrowings		1,141,815	-
Payments for share issue costs		(937,282)	(1,385,746)
Principal elements of lease payments		(84,775)	(79,077)

Net cash generated by financing activities		11,077,073	5,954,412

Net (decrease) in cash and cash equivalents		(3,015,862)	(2,863,424)

Cash and cash equivalents at the beginning of the half-year		18,250,255	33,564,857
Effects of exchange rate changes on the balance of cash held in foreign currencies		(368,130)	(3,071)
Cash and cash equivalents at the end of the half-year	10	14,866,263	30,698,362

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED

Notes to the Consolidated Financial Statements

for the half-year ended 31 December 2023

NOTE 1: Summary of significant accounting policies

a)
Statement of Compliance

The half-year financial report is a general-purpose financial report prepared in accordance with the Corporations Act 2001and AASB 134 ‘Interim Financial Reporting’. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’. The half-year report does not include notes of the type normally included in an annual financial report and should be read in conjunction with the most recent annual financial report.

(b)
Basis of Preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for the contingent consideration liability which is measured at fair value at the end of each reporting period (Note 11). Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars, unless otherwise noted.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the Company’s annual financial report for the financial year ended 30 June 2023 except for the impact of the Standards and Interpretations described below. These accounting policies are consistent with Australian Accounting Standards (AAS) and with International Financial Reporting Standards (IFRS).

(c)
New Accounting Standards and Interpretations

The Group has adopted all the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for an accounting period that begins on or after 1 July 2023. The adoption of all the new and revised Standards and Interpretations has not resulted in any significant changes to the Group’s accounting policies and has no material effect on the amounts reported for the current or prior half-years..

NOTE 2: other income and other gains and losses

Half-year ended
31 Dec 2023	31 Dec 2022

Other income from continuing operations	$	$
Government Research and Development Incentives (i)	145,159	132,784

(i)
The Government Research and Development Incentives relate to a cash refund provided by the Australian Government for 43.5% (31 December 2022: 43.5%) of eligible research and development expenditures by Australian entities having a tax loss and less than $20 million in revenue and is received after the 30 June 2023 tax return is lodged with the Australian Tax Office.

	Half-year ended
	31 Dec 2023	31 Dec 2022
Other gains and (losses) from continuing operations	$	$
Net gain/(loss) arising on changes in fair value of contingent consideration (Note 11)	81,490	(39,507)
Net realised and unrealised foreign currency gain/(loss)	(559,645)	453,949
	(478,155)	414,442

BIONOMICS LIMITED

Notes to the Consolidated Financial Statements

for the half-year ended 31 December 2023

NOTE 3: Finance Expense

	Half-year ended
	31 Dec 2023	31 Dec 2022
	$	$
Interest expense on lease liabilities	8,606	11.335
Interest expenses on other borrowings	3,377	-
Bank fees	5,553	3,804
	17,536	15,139

NOTE 4: Other borrowings

During December 2023, the Company entered into an agreement with the Company’s insurance broker for the D&O insurance premium that will be paid over a 10-month period at an interest rate of 6.88%.

The amount financed is US$764,758 ($1,141,815) and the monthly repayment is US$78,911, with the first payment commencing during the month of January 2024.

NOTE 5(a): Equity Securities Issued

	Half-year ended		Half-year ended
	31 Dec 2023	31 Dec 2022	31 Dec 2023	31 Dec 2022
	Number of shares	Number of shares	$	$
Ordinary shares
Balance at the beginning of the half-year	1,468,735,424	1,353,350,744	223,412,662	217,695,759
Issue of shares under the US ATM	456,073,020	-	11,426,698	-
Issue of shares US F-1	-	115,384,680	-	7,419,235
Costs associated with share issues	-	-	(1,015,695)	(1,613,067)
Total Issued Capital	1,924,808,444	1,468,735,424	233,823,665	223,501,927

During the half-year ended 31 December 2023 the following shares were issued under the US ATM programme in which Cantor acted as the sales agent:

Month	Number of ADSs	Number of shares	Proceeds $
September 2023	2,100,866	378,155,880	10,519,013
December 2023	432,873	77,917,140	907,685
	2,533,739	456,073,020	11,426,698

The proceeds for the last share issue in December, which occurred on 28 December 2023, $469,383 (US$320,766), was received on 2 January 2024. After deduction of commission of $14,081 (US$9,623) the net proceeds received was $455,301 (USD 311,143). As at 31 December 2023 the

BIONOMICS LIMITED

Notes to the Consolidated Financial Statements

for the half-year ended 31 December 2023

net proceeds is included in trade and other receivables in the Consolidated Statement of Financial Position, see Note 5(b), below.

NOTE 5(b): TRADE AND OTHER RECEIVABLES

	Half-year ended
	31 Dec 2023	31 Dec 2022
	$	$
Net proceeds receivable from share issue, see Note 5(a)	455,301	-
GST receivables	20,569	14,718
	475,870	14,718

NOTE 6: share options and Warrants

During the half-year ended 31 December 2023, no share options or warrants were exercised.

During the half-year ended 31 December 2023, 6,447,385 share options lapsed or cancelled, details are set out below:

Number of share options	Exercise price
5,000,000	$0.0520
839,385	$0.0965
4,000	$0.2327
200,000	$0.2349
200,000	$0.2866
5,000	$0.3556
15,000	$0.4077
10,000	$0.4136
5,000	$0.4311
50,000	$0.4838
100,000	$0.5125
15,000	$0.5750
4,000	$0.6611
6,447,385

During the half-year ended 31 December 2023, warrants outstanding as at 30 June 2023 (142,000,000) with an exercise price of $0.06 lapsed.

NOTE 7: Change in Accounting Estimates

There has been no material changes in the basis of accounting estimates since the last annual reporting date.

NOTE 8: Contingencies and Commitments

There has been no change in contingent liabilities and commitments since the last annual reporting date.

BIONOMICS LIMITED

Notes to the Consolidated Financial Statements

for the half-year ended 31 December 2023

NOTE 9: related PARTY TRANSACTIONS

a)
Dr Errol De Souza, a Non-Executive Director, resigned on 30 November 2023. Prior to his resignation the Directors agreed to make the following changes to his share options:

The following options were cancelled:

Number of share options	Vesting date	Exercise price
5,000,000	30-Jun 24	$0.0520
839,385	31-Dec-25	$0.0965

The vesting date of the following options were changed:

Number of share options	Previous Vesting date	New vesting date	Exercise price	Expiry date
2,986,663	31-Mar-24	30-Sep-23	$0.2014	31-Mar-24
2,986,663	30-Jun-24	30-Sep-23	$0.2014	30-Jun-24
2,986,663	30-Sep-24	30-Sep-23	$0.2014	30-Jun-24
2,986,663	31-Dec-24	30-Sep-23	$0.2014	31-Dec-29
2,986,663	31-Mar-25	30-Sep-23	$0.2014	31-Mar-30
2,986,663	30-Jun-25	30-Sep-23	$0.2014	30-Jun-30
839,385	31-Mar-24	30-Sep-23	$0.965	31-Mar-29
839,385	30-Jun-24	30-Sep-23	$0.965	30-Jun-29
839,385	30-Sep-24	30-Sep-23	$0.965	30-Sep-29
839,385	31-Dec-24	30-Sep-23	$0.965	31-Dec-29
839,385	31-Mar-25	30-Sep-23	$0.965	31-Mar-30
839,385	30-Jun-25	30-Sep-23	$0.965	30-Jun-30
839,385	30-Sep-25	30-Sep-23	$0.965	30-Sep-30

b)
During the half-year ended 31 December 2023 the Company engaged the services of WC Partners LLP (a Director related entity) to provide assistance with fund raising. The amount incurred during the half-year was $44,037, under normal terms and conditions.

NOTE 10: CASH FLOW INFORMATION

Cash and cash equivalents

BIONOMICS LIMITED

Notes to the Consolidated Financial Statements

for the half-year ended 31 December 2023

	Half-year ended
	31 Dec 2023	31 Dec 2022
	$	$
Cash and bank balances	14,866,263	30,698,362

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

The Group has no financial assets that are measured at fair value and the only financial liability that is measured at fair value is Contingent Consideration. The following table gives information about how the fair value of this financial liability is determined:

	Fair Value as at
Financial Liabilities	31 December 2023 $	30 June 2023 $	Fair value hierarchy	Valuation technique	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Contingent consideration	3,605,699	3,687,189	Level 3	Discounted cash flow	Discount rate of 25% (pre-tax) applied to milestone and royalty projections, probability adjusted revenue projections.	The higher the discount rate, the lower the value. The higher the possible revenue, the higher value.

The carrying value of all other financial assets and liabilities approximate their fair value.

Contingent Consideration

During the year ended 30 June 2013, the Company acquired Eclipse Therapeutics, Inc (Eclipse) into its wholly owned subsidiary Bionomics, Inc. Part of the consideration are potential cash earn-outs to Eclipse security holders based on achieving late-stage development success or partnering outcomes of the Eclipse asset that was acquired. This liability is recorded at fair value; information about the calculation of the fair value is set out above. Due to changes in the projected inputs, being the timing and quantum of expected cash outflow at 31 December 2023 the liability has decreased by $81,490 from the 30 June 2023 balance.

Reconciliation of Level 3 Fair Value Measurements

	Half-year ended
	Contingent consideration
	31 Dec 2023	31 Dec 2022
	$	$
Opening balance	3,687,189	2,699,010
Total (gain)/loss recognised under “other gains or (losses)” in the Statement of Profit or Loss and Other Comprehensive Income	(81,490)	39,507

BIONOMICS LIMITED

Notes to the Consolidated Financial Statements

for the half-year ended 31 December 2023

Closing balance	3,605,699	2,738,517

NOTE 12: OTHER INTANGIBLE ASSETS

For the year ended 30 June 2023 “other intangible assets” included MultiCore technology, KV1.3 and VDA compounds which were fully amortised (resulting in a nil value for each of these intangible assets). As at 31 December 2023 these intangible assets have been derecognised as no future economic benefits are expected from their use or disposal.

NOTE 13: SUBSEQUENT EVENTS

Since 31 December 2023 and up to the date of this report

•
Cantor during January 2024 has sold under the US ATM Program, 1,257,578 ADSs (226,364,040 ordinary shares) raising gross proceeds of US$1,569,537. Net proceeds received after deducting Cantor’s commission and the ADS issuance fee were US$1,522,450.

NOTE 14: Segment Information

The Group operates in one segment being “drug development” in Australia. This is the basis on which its internal reports are reviewed and used by the Board of Directors (the “chief operating decision maker”) in monitoring, assessing performance and in determining the allocation of resources.

The results, assets and liabilities from this segment are equivalent to the consolidated financial statements.

BIONOMICS LIMITED

Directors’ Declaration

In accordance with a resolution of the Directors of Bionomics Limited, I state that:

In the opinion of the Directors:

(a)
the interim financial statements and notes of the Company and its subsidiaries (collectively the Group) are in accordance with the Corporations Act 2001, including:

i.
giving a true and fair view of the Group’s financial position as at 31 December 2022 and of its performance for the half-year ended on that date; and

ii.
complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b)
there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable

On behalf of the Directors

Spyridon “Spyros” Papapetropoulos
President, Chief Executive Officer and Director

Adelaide, 15 March 2024

Ernst & Young 121 King William Street Adelaide SA 5000 Australia GPO Box 1271 Adelaide SA 5001	Tel: +61 8 8417 1600 Fax: +61 8 8417 1775 ey.com/au

Independent auditor’s review report to the members of Bionomics Limited

Report on the half‑year financial report

Conclusion

We have reviewed the accompanying half‑year financial report of Bionomics Limited (the Company) and its subsidiaries (collectively the Group), which comprises the consolidated statement of financial position as at 31 December 2023, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half‑year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration.

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the half‑year financial report of the Group is not in accordance with the Corporations Act 2001, including:

a.
Giving a true and fair view of the consolidated financial position of the Group as at 31 December 2022 and of its consolidated financial performance for the half‑year ended on that date; and
b.
Complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Directors’ responsibilities for the half‑year financial report

The directors of the Company are responsible for the preparation of the half‑year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half‑year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation including giving a true and fair view of the Group’s financial position as at 31 December 2022 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half‑year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Ernst & Young

Nigel Stevenson

Partner

15 March 2024